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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCHIFF NUTRITION INTERNATIONAL, INC.
(Name of Subject Company)

ASCOT ACQUISITION CORP.
a wholly-owned Subsidiary of

RECKITT BENCKISER LLC
a wholly-owned Subsidiary of

RECKITT BENCKISER GROUP PLC
(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

806693107
(Cusip Number of Class of Securities)

CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

None
(Cusip Number of Class of Securities)

Kelly M. Slavitt
Deputy General Counsel and Legal Director, North America & Food
Reckitt Benckiser LLC
399 Interpace Parkway
P.O. Box 225
Parsippany, NJ 07054-0225
(973) 404-2435
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Toby S. Myerson
Kelley D. Parker
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,360,921,968	$185,629.76

*
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $42.00, the tender offer price, by (b) the sum of (i) 21,858,086, the number of issued and outstanding shares of Schiff Nutrition International, Inc. Class A common stock, including 201,690 shares of Class A common stock restricted shares, (ii) 7,486,574, the number of issued and outstanding shares of Schiff Nutrition International, Inc. Class B common stock, (iii) 2,786,143, the number of shares of Schiff Nutrition International, Inc. Class A common stock reserved for issuance by Schiff Nutrition International, Inc. pursuant to the exercise of outstanding stock options under Schiff Nutrition International, Inc.'s stock option plans, and (iv) 272,101, the number of shares of Schiff Nutrition International, Inc. Class A common stock reserved for issuance by Schiff Nutrition International, Inc. pursuant to outstanding restricted stock units. The foregoing figures are as of November 20, 2012.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$185,629.76	Filing Party:	Ascot Acquisition Corp., Reckitt Benckiser LLC and Reckitt Benckiser Group plc.
Form or Registration No.:	Schedule TO	Date Filed:	November 16, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

           If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 16, 2012 by Ascot Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Reckitt Benckiser LLC, a Delaware limited liability company ("Parent"), an indirect wholly-owned subsidiary of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales ("Ultimate Parent"). This Schedule TO relates to the offer by the Purchaser to purchase all of the shares of Class A common stock of Schiff Nutrition International, Inc., a Delaware corporation ("Schiff" or the "Company"), par value $0.01 per share (the "Class A Shares"), and all of the shares of Class B common stock of the Company, par value $0.01 per share (together with the Class A Shares, the "Shares"), that are issued and outstanding, at a price of $42.00 per Share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2012 (the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        On November 21, 2012 Schiff, Purchaser, Parent and Ultimate Parent entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the Merger Agreement, Purchaser is obligated to file amendments to the Offer to reflect the terms and conditions specified in the Merger Agreement no later than November 27, 2012.

        You should read this Amendment No. 1 together with the Schedule TO and such amendments when they are filed. All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

        The Offer is hereby amended to replace all references to 9:00 a.m. on December 14, 2012 with a reference to 11:59 p.m. on such date. The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12.    Exhibits.

        Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(v)	Press Release by Reckitt Benckiser Group plc, dated November 21, 2012.
(d)(1)(ii)	Agreement and Plan of Merger, by and among Reckitt Benckiser LLC, Reckitt Benckiser Group plc, Ascot Acquisition Corp. and Schiff Nutrition International, Inc., dated November 21, 2012.
(d)(2)(iii)	Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and Weider Health and Fitness, dated November 21, 2012.
(d)(2)(iv)	Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and TPG STAR SNI, L.P., dated November 21, 2012.
(d)(2)(v)
Form of Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and certain directors and officers of Schiff Nutrition International, Inc., dated November 21, 2012.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2012	ASCOT ACQUISITION CORP.
	By:	/s/ FREDERIC LARMUSEAU
		Name:	Frederic Larmuseau
		Title:	President
RECKITT BENCKISER LLC
	By:	/s/ FREDERIC LARMUSEAU
		Name:	Frederic Larmuseau
		Title:	Senior Vice President and Manager
RECKITT BENCKISER GROUP PLC
	By:	/s/ RAKESH KAPOOR
		Name:	Rakesh Kapoor
		Title:	Chief Executive Officer

 EXHIBIT INDEX

Index No.
(a)(5)(v)	Press Release by Reckitt Benckiser Group plc, dated November 21, 2012.
(d)(1)(ii)	Agreement and Plan of Merger, by and among Reckitt Benckiser LLC, Reckitt Benckiser Group plc, Ascot Acquisition Corp. and Schiff Nutrition International, Inc., dated November 21, 2012.
(d)(2)(iii)	Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and Weider Health and Fitness, dated November 21, 2012.
(d)(2)(iv)	Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and TPG STAR SNI, L.P., dated November 21, 2012.
(d)(2)(v)
Form of Tender and Support Agreement, by and among Reckitt Benckiser LLC and Ascot Acquisition Corp. and certain directors and officers of Schiff Nutrition International, Inc., dated November 21, 2012.

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  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX